                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                         Optimal Robotics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  68388R208
                  --------------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages
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CUSIP No. 68388R208                                            Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                St. Denis J. Villere & Company
                I. R. S. Identification No. 72-0343760
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Louisiana
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                           None
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        690,800
                                ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                           None
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                          690,800
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          690,800 Shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.2%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

           IA

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 pages

                                  SCHEDULE 13G

ITEM 1.

         This Schedule 13G relates to shares of the common stock (the "Shares") of Optimal Robotics Corporation, a Canadian corporation (the "Issuer"), whose principal executive offices are located at 4700 de la Savane, Montreal, Quebec H4P 1T7.

ITEM 2.

         (a) - (c)        The person filing this Schedule 13G is St. Denis J.
Villere & Company, a Louisiana partnership in commendam (the "Partnership"), with its principal business office located at 210 Baronne Street, Suite 808, New Orleans, Louisiana 70112-1727.

         (d)     Title of Class of Securities:  Common

         (e)     CUSIP Number:  68388R208

ITEM 3.

         The Partnership is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  Ownership.

         (a) - (c)        As of December 31, 1998, the Partnership was deemed
to have or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number           Percentage of             Sole             Shared           Sole             Shared
of               Outstanding               Voting           Voting           Dispositive      Dispositive
Shares           Shares                    Power            Power            Power            Power
------           ------------              -----            -----            ------------     ------------
690,800          9.2%                        0              690,800          0                690,800




                               Page 3 of 5 pages
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ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         In addition to the Partnership, seventy-six (76) shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable

ITEM 9.  Notice of Dissolution of Group.

         Not Applicable

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 4 of 5 pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 10, 1998

                                            ST. DENIS J. VILLERE & COMPANY,
                                            A LOUISIANA PARTNERSHIP
                                            IN COMMENDAM



                                            By:       /s/ George G. Villere
                                            ----------------------------------
                                                          George G. Villere
                                                          General Partner










                               Page 5 of 5 pages